Exhibit (a)(5)(C)

PRESS RELEASE

Stockholm, Sweden, 11 October 2019

Sobi commences tender offer for all outstanding shares of Dova Pharmaceuticals

Swedish Orphan Biovitrum AB (publ) (Sobi™) (STO:SOBI) announced today that it has commenced a tender offer through its indirect wholly owned subsidiary Dragonfly Acquisition Corp. (Dragonfly) to purchase all outstanding shares of Dova Pharmaceuticals, Inc. (Dova) (NASDAQ: DOVA), at a price of USD 27.50 per share in cash plus one non-tradeable Contingent Value Right (CVR). The CVR entitles Dova shareholders to an additional USD 1.50 per share if Dova achieves approval by the US Food and Drug Administration (FDA) of a “New Drug Application” or a “Supplemental New Drug Application” for any pharmaceutical preparation for human use containing or comprising avatrombopag in any dosage form or formulation, presentation and line extension and in any mode of administration for the treatment of chemotherapy-induced thrombocytopenia in patients receiving chemotherapy for solid tumors, without limitation on or before December 31, 2022. The tender offer is being made pursuant to the Agreement and Plan of Merger announced on September 30, 2019 by and among Sobi, Dragonfly, and Dova (Merger Agreement).

The tender offer is conditioned on the tender of a majority of the outstanding shares of Dova’s common stock. Dova shareholders holding 53.46% of Dova’s outstanding shares as of September 26, 2019, including Paul B. Manning, Sean Stalfort and related entities, have executed tender and support agreements pursuant to which they have agreed, inter alia, to tender their shares into the offer, to vote their shares in favour of any matter necessary to the consummation of the transactions (and against any alternative transaction) and not to transfer any shares (subject to certain exceptions). However, in the event the board of directors of Dova makes an adverse change recommendation in compliance with the terms of the Merger Agreement the number of shares covered by the tender and support agreements would be decreased to 30% of the outstanding shares. The tender offer is also subject to customary terms and conditions, including regulatory clearances (including under the Hart-Scott-Rodino Antitrust Improvements Act) and the absence of any injunctions, judgments or other orders issued by any court or governmental body preventing the acquisition of or payment for shares pursuant to the tender offer.

As soon as practicable following the consummation of the tender offer, Sobi will acquire all remaining shares through a merger of Dragonfly into Dova, with Dova continuing as the surviving corporation, at the tender offer price.

Sobi will file today with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO which sets forth in detail the terms of the tender offer. Additionally, Dova will file

Swedish Orphan Biovitrum AB (publ)

Postal address SE-112 76 Stockholm, Sweden

Phone: +46 8 697 20 00 | www.sobi.com

with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the unanimous recommendation of Dova’s board of directors for Dova stockholders to accept the tender offer and tender their shares of Dova.

Unless extended, the tender offer will expire at 12:00 midnight, New York City time, on November 8, 2019 (one minute after 11:59 p.m., New York City time, on November 8, 2019).

The information agent for the tender offer is Georgeson LLC (the Information Agent). Dova stockholders who need additional copies of the Offer to Purchase, Letter of Transmittal or related materials or who have questions regarding the tender offer should contact the Information Agent toll free at (866) 628-6021.

American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

About SobiTM

Sobi is a specialised international biopharmaceutical company transforming the lives of people with rare diseases. Sobi is providing sustainable access to innovative therapies in the areas of haematology, immunology and specialty indications. Today, Sobi employs approximately 1,300 people across Europe, North America, the Middle East, Russia and North Africa. In 2018, Sobi’s revenues amounted to SEK 9.1 billion. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. You can find more information about Sobi at sobi.com.

About Dova Pharmaceuticals, Inc.

Dova Pharmaceuticals was founded in 2016 to commercialise Doptelet® (avatrombopag) for the treatment of thrombocytopenia. Dova Pharmaceuticals’ portfolio comprises of one commercial product, Doptelet. Doptelet is an oral thrombopoietin (TPO) receptor agonist administered with food. Doptelet is approved by both United States Food and Drug Administration (FDA) and European Medicines Agency (EMA) for treatment of thrombocytopenia (low platelet counts) in adult patients with chronic liver disease (CLD) who are scheduled to undergo a procedure. In June 2019, Doptelet was approved for the treatment of thrombocytopenia in adult patients with chronic immune thrombocytopenia (ITP) who have had an insufficient response to a previous treatment by FDA. Chronic ITP is a rare autoimmune bleeding disorder characterised by low number of platelets, affecting approximately 60,000 adults in the United States.

NOTICE TO INVESTORS

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Dova’s common stock. Sobi intends to file with the SEC a tender offer statement on Schedule TO regarding the tender offer described herein, and Dova intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding such tender offer. Dova’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Dova’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of Dova will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to the Information Agent at (866) 628-6021.

FORWARD LOOKING STATEMENTS

This press release may contain “forward-looking statements.” Forward-looking statements include all statements that are not historical facts, including, among other things, plans, strategies, expectations for the future, statements regarding the expected timing of filings and approvals relating to the transaction, the expected timing of the completion of the transaction and the ability to complete the transaction or to satisfy the various closing conditions. Words such as “anticipate(s)”, “expect(s)”, “intend(s)”, “plan(s)”, “target(s)”, “project(s)”, “believe(s)”, “will”, “aim(s)”, “would”, “seek(s)”, “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Sobi’s current expectations and beliefs, and Sobi can give no assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others: the ability to consummate the transaction and to meet expectations regarding the timing and completion of the transaction; the risk that the tender offer is not consummated; the satisfaction or waiver of the other conditions to the completion of the transaction on the terms expected or on the anticipated schedule; the possibility that competing offers may be made; the contingent value right payment; Sobi’s ability to achieve the milestone that triggers the contingent value right payment; the financial condition, results of operations and business of Sobi and Dova; the risk that Sobi may be unable to achieve the anticipated benefits of the transaction; and general economic and market conditions.

The forward-looking statements contained in this document speak only as of the date of this document, and Sobi does not undertake any obligation to revise or update any forward-looking statements to reflect new information, future events or circumstances after the date of the forward-looking statement. If one or more of these statements is updated or corrected, investors and others should not conclude that additional updates or corrections will be made.

For more information please contact

Sobi Communications & Investor Relations Contacts

Paula Treutiger, Head of Communication & Investor Relations

+ 46 733 666 599

paula.treutiger@sobi.com

Linda Holmström, Corporate Communication & Investor Relations

+ 46 708 734 095

linda.holmstrom@sobi.com

Information Agent for the Offer

Georgeson LLC

(866) 628-6021